UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019.

 Commission File Number 001-15148

BRF S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

8501, Av. Das Naçoes Unidas, 1st Floor

Pinheiros – 05425-070, São Paulo – SP

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2019

BRF S.A.

By: /s/ Carlos Alberto Bezerra de Moura
Name: Carlos Alberto Bezerra de Moura
Title: Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit                         Description of Exhibit

1                                 Announcement with respect to the notice of full redemption to the holders of 7.250% Senior Notes due 2020 issued by BFF International Limited.

Exhibit 1

NOTICE OF FULL REDEMPTION

TO THE HOLDERS OF

7.250% SENIOR NOTES DUE 2020

ISSUED BY BFF INTERNATIONAL LIMITED

(CUSIP numbers: 05540KAA9; G3400TAA7)

(ISINs: US05540KAA97; USG3400TAA72)

Date: October 23, 2019

_________________________________________________________________________

NOTICE IS HEREBY GIVEN, by BFF International Limited, a Cayman Islands exempted company (the “Company”), to all holders (the “Holders”) of the Company’s 7.250% Senior Notes due 2020 (the “Notes”), pursuant to Section 3.04 of the Indenture, dated as of January 28, 2010, as amended and supplemented by the First Supplemental Indenture, dated as of December 31, 2012 (together, the “Indenture”), among the Company, as issuer, BRF S.A., as guarantor (the “Guarantor”), The Bank of New York Mellon, as Trustee, Paying Agent, Registrar and Transfer Agent, The Bank of New York Mellon Trust (Japan), Ltd., as Principal Paying Agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Transfer Agent, as follows:

1.         On November 22, 2019 (the “Redemption Date”), pursuant to Section 3.02 of the Indenture and paragraph 5(B) of the Notes, the Company will redeem the full aggregate outstanding principal amount of US$86,100,000.00 of the Notes (CUSIP numbers: 05540KAA9 and G3400TAA7; ISINs: US05540KAA97 and USG3400TAA72), for an aggregate redemption price (the “Redemption Price”) to be determined pursuant to the terms of the Indenture and the Notes equal to the greater of:

•       100% of the principal amount of such Notes, and

•       the sum of the present value of each remaining scheduled payment of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus, in each case, any accrued and unpaid interest on the principal amount of the Notes and Additional Amounts, if any, to the Redemption Date.

2.         The Notes must be surrendered to the Paying Agent to collect the Redemption Price.

3.         The name and address of the Paying Agent is as follows:

The Bank of New York Mellon

240 Greenwich Street, Floor 7 East

New York, New York 10286

Attention: International Corporate Trust

4.         On the Redemption Date, the Redemption Price will become due and payable upon each Note. Unless the Company fails to deposit with the Paying Agent funds in satisfaction of the Redemption Price, interest on the Notes will cease to accrue on and after the Redemption Date in accordance with Section 3.05 of the Indenture, and the only remaining right of the Holders of the Notes will be to receive payment of the Redemption Price plus accrued and unpaid interest upon surrender to the Paying Agent of the Notes. Upon redemption and cancellation of all of the Notes, (i) the Notes will cease to be listed on the Luxembourg Stock Exchange, and (ii) the Company shall satisfy and discharge the Indenture in accordance with its terms and thereafter, the Indenture, the Notes and the Guarantee shall be discharged and shall cease to be in effect.

5.         Notice of the Redemption Price will be given to Holders on or about the second Business Day preceding the Redemption Date.

6          No representation is made as to the accuracy of the CUSIP numbers or ISINs either as printed on the Notes or as set forth in this Notice of Redemption and reliance may be placed only on the other identification numbers printed on the Notes. The redemption of the Notes shall not be affected by any defect in or omission of such numbers.

7.         Capitalized terms used herein and not defined shall have the meaning assigned to such term in the Indenture and the Notes, as applicable.

BFF INTERNATIONAL LIMITED

Important Tax Information. Payments made to Holders may be subject to information reporting and backup withholding of U.S. federal income tax, currently at a rate of 24%. To avoid backup withholding, a Holder that is a U.S. person for U.S. federal income tax purposes and that does not otherwise establish an exemption should complete and return an Internal Revenue Service (“IRS”) Form W-9, certifying that the Holder is a U.S. person, that the taxpayer identification number (“TIN”) provided is correct, and that such U.S. Holder is not subject to backup withholding. A Holder that is not a U.S. person may qualify as exempt from backup withholding by providing an applicable IRS Form W-8, attesting to the Holder’s foreign status. Such forms may be obtained at the IRS website at www.irs.gov. Failure to provide the correct information may subject the Holder to penalties imposed by the IRS.